File No. 70-9085


                                AUGUST 26, 1997

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              AMENDMENT NO. 1 TO
           APPLICATION FOR AN EXEMPTIVE ORDER UNDER SECTION 2(a)(7)
               OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                               _________________


                            CALENERGY COMPANY, INC.
                         302 S.36th Street, Suite 400
                             Omaha, Nebraska 68131

                    (Name of company filing this statement
                  and address of principal executive offices)

                                    ________


                             Steven A. McArthur, Esq.
                    Senior Vice President, General Counsel
                                 and Secretary
                            CALENERGY COMPANY, INC.
                         302 S.36th Street, Suite 400
                             Omaha, Nebraska 68131
                                (402) 231-1640

           (Number, address and telephone number of agent for service)

                                   ________


                                  Copies to:

        Clifford M. Naeve, Esq.                   Peter J. Hanlon, Esq.
     Skadden, Arps, Slate, Meagher &           Willkie Farr & Gallagher
               Flom LLP                           One Citicorp Center
       1440 New York Avenue, N.W.                 153 East 53rd Street
         Washington, D.C.  20005               New York, New York 10022




                                 AMENDMENT TO
                     APPLICATION FOR EXEMPTIVE ORDER UNDER
                            SECTION 2(a)(7) OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    CalEnergy Company, Inc. and all of its direct and indirect subsidiaries ("CalEnergy") hereby amends its application to the Securities and Exchange Commission, filed August 13, 1997, for an order under Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "Act") declaring that, under the circumstances described therein, CalEnergy is not a holding company under clause
          (A) of Section 2(a)(7) of the Act with respect to New York State Electric & Gas Corporation, by withdrawing such application in its entirety.


                                   SIGNATURE

                    Pursuant to the requirements of the Public
          Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

          Dated:  August 26, 1997


                                   CALENERGY COMPANY, INC.

                                   By: /s/ Steven A. McArthur
                                      -----------------------------
                                      Name:  Steven A. McArthur
                                      Title: Senior Vice President,
                                               General Counsel and
                                               Secretary




          -  -  -  -  -  -  -  -  -  -  -  -
          COUNTY OF DOUGLAS

          STATE OF NEBRASKA

          -  -  -  -  -  -  -  -  -  -  -  -

                                 VERIFICATION

                    Before me, a notary public, on this day
          personally appeared Steven A. McArthur, known to me to be the person whose name is subscribed to in the foregoing document, being by me first duly sworn, declared, under oath, that he is familiar with such document and that, to the best of his knowledge, information and belief, the information contained therein is true.

                    Given under my hand and seal of office this 26th day of August, 1997.


                              /s/ Virginia Mortensen
                              -----------------------------------
                              Notary Public, State of Nebraska

                              My Commission Expires: June 28, 2001

                                                  [Seal]